Exhibit 12.1

Ratio of Earnings to Fixed Charges Syniverse Holdings, Inc. and Predecessor (dollars in thousands)

	Predecessor		Successor
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Net Income (loss)	$69,258	$6,917	$631	$(57,926)	$15,063	$9,804
Provision for income taxes	43,895	4,418	9,320	10,057	8,729	9,041

Income (loss) before income taxes	$113,153	$11,335	$9,951	$(47,869)	$23,792	$18,845

Fixed charges:
Interest expensed	$—	$—	$45,428	$46,235	$44,577	$32,406
Amortization of deferred financing costs and discount	—	—	8,677	11,893	8,351	2,241
Estimated interest factor on operating leases	463	59	864	871	1,016	1,010

Total fixed charges	$463	$59	$54,969	$58,999	$53,944	$35,657

Earnings:
Income (loss) before income taxes	$113,153	$11,335	$9,951	$(47,869)	$23,792	$18,845
Fixed charges	463	59	54,969	58,999	53,944	35,657

Total earnings	$113,616	$11,394	$64,920	$11,130	$77,736	$54,502

Ratio of earnings to fixed charges	245.39	193.12	1.18	0.19	1.44	1.53